                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                               SERVOTRONICS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                        ----------------- -------------
                         (Title of Class of Securities)

                                   0008177321
                                 (CUSIP Number)

                                DECEMBER 31, 2001
               ------------------------------- ------------------
             (Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/ Rule 13d-1(b)

         / / Rule 13D-1(C)

         / / Rule 13d-1(d)

1.       Names of Reporting Persons.   Harvey Houtkin
         I.R.S. identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group
         (a)_____________
         (b)_____________

3.       SEC Use Only

4.       Citizenship or Place of Organization.   United States

Number of                  5.  Sole Voting Power
Shares Bene-                      188,972
ficially Owned             6.  Shared Voting Power
by Each Report-                    9,972
ing Person With:           7.  Sole Dispositive Power
                                   188,972

                  8.  Shared Dispositive Power
                           9,972

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  198,944

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

11.      Percent of Class Represented by Amount in Row (11)
                   8.3%

12.      Type of Reporting Person. IN

Item 1.

         1.       Name of Issuer
                        Servotronics, Inc.
         2.       Address of Issuer's Principal Executive Offices
                        1110 Maple Street
                        Elma, NY 14059

Item 2.


         (a)      Name of Person Filing. Harvey Houtkin
         (b) Address of Principal Business Office or if none, Residence. 160 Summit Avenue, Montvale, NJ 07645
         (c)      Citizenship. United States
         (d)      Title of Class of Securities. Common Stock
         (e)      CUSIP Number. 0008177321

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o)
         (b)      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
         (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 80a-8)
         (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8
         (e)      An investment adviser in accordance
                  with ss.240.13d-1(b)(1)(ii)(F)
         (f) An employee benefit plan or endowment fund in accordance with ss 240.13d- 1(b)(1)(ii)(F)
         (g) A parent holding company or control person in accordance with ss 240.13d- 1(b)(1)(ii)(G)
         (h)      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.X. 1813)
         (i)      A Church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
         (h)      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned 188,972 shares (excludes 37,711 shares (1.6%) owned by Mr. Houtkin's wife Sherry Houtkin, 17,074 shares (0.7%) owned by his adult son Stuart Houtkin, and 12,000 shares (0.5%) owned by his adult son Michael Houtkin, as to all of which Mr. Houtkin disclaims beneficial ownership).

         (b)      Percent of class 8.3%

         (c)      Number of shares as to which the person has:

                  (a)      Sole power to vote or to direct the vote 188,972

                  (b)      Shared power to vote or to direct the vote 9,972
                  (c) Sole power to dispose or to direct the disposition of 188,196
                  (d) Shared power to dispose or to direct the disposition of 9,972

Item 5. Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ___

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         If a parent holding company has filed this schedule pursuant to ss.240.13d- 1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13(d)-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

         If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     FEBRUARY 8, 2002
                              -------------------------------
                                        Date

                                    /s/ Harvey Houtkin
                              -------------------------------
                                        Signature

                                      Harvey Houtkin
                              -------------------------------
                                       Name/Title